Exhibit 21.1

Subsidiaries of Accellent Inc.

Name	Jurisdiction of organization/incorporation
Accellent LLC	Colorado

American Technical Molding, Inc.	California

Brimfield Acquisition, LLC	Delaware

Brimfield Precision, LLC	Delaware

CE Huntsville, LLC	Delaware

G&D, LLC	Colorado

Kelco Acquisition LLC	Delaware

Machining Technology Group, LLC	Tennessee

Medis S.A. de C.V.	Mexico

MedSource Technologies Holdings, LLC	Delaware

MedSource Technologies, LLC	Delaware

MedSource Technologies, Newton Inc.	Delaware

MedSource Technologies Pittsburgh, Inc.	Delaware

MedSource Trenton LLC	Delaware

Micro-Guide, Inc.	California

National Wire & Stamping, Inc.	Colorado

Noble-Met LLC	Virginia

Portlyn, LLC	Delaware

Spectrum Manufacturing, Inc.	Nevada

Star Guide Limited d/b/a Star Guide-Europe	Ireland

Thermat Acquisition, LLC	Delaware

UTI Holding Company	Delaware

UTI Holdings, LLC	Delaware

UTI SFM Feinmechanik GmbH	Germany

Venusa, Ltd.	New York

Venusa de Mexico, S.A. de C.V.	Mexico